Bradley C. Weber 650.752.3226 bweber@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

CONFIDENTIAL TREATMENT REQUESTED

BY AMPLIFY SNACK BRANDS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

July 16, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen
Anuja Majmudar
Ethan Horowitz
Diane Fritz

Re:	Amplify Snack Brands, Inc.
Registration Statement on Form S-1
File No. 333-205274

Ladies and Gentlemen:

We are submitting this letter on behalf of Amplify Snack Brands, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-205274) (the “Registration Statement”). Because of the commercially sensitive nature

CONFIDENTIAL TREATMENT REQUESTED

BY AMPLIFY SNACK BRANDS, INC.

Securities and Exchange Commission

July 16, 2015

of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act. The Company requests that the confidential information not be made part of any public record and not be disclosed to any person. If any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (650) 752-3226 rather than rely on the U.S. mail for such notice.

The purpose of this letter is to provide supplemental information to the Staff in respect of the accounting treatment for equity-based compensation for its consideration so that the Company will be in a position to file an amendment to the Registration Statement including a preliminary prospectus that includes a bona fide price range for its Common Stock and begin marketing immediately upon filing.

Corporate Reorganization

As described on page 52 of the Registration Statement, the Company is a wholly owned subsidiary of TA Topco 1, LLC (“Topco”). As further described on page 52 in the Registration Statement, immediately prior to the consummation of this offering, Topco will liquidate in accordance with the terms and conditions of Topco’s existing limited liability company agreement (the “Topco Liquidation”). The holders of existing membership units in Topco will receive, as a result of the Topco Liquidation, 100% of the capital stock of the Company. The Company implemented a 75,000-for-1 forward stock split on July 14, 2015, such that the holders of existing units of Topco will receive an aggregate of 75,000,000 shares of the Company’s common stock in the Topco Liquidation. The exact allocation of the 75,000,000 shares among the four classes of Topco membership units will be based upon the liquidation value of Topco, assuming it was liquidated at the time of this offering with a value implied by the initial public offering price of the shares of common stock to be sold in the offering.

The Company supplementally advises the Staff that while not reflected in the most recent amendment of the Registration Statement, based on discussions with the Company’s board of directors and reflecting the input from the lead underwriters for its initial public offering (the

CONFIDENTIAL TREATMENT REQUESTED

BY AMPLIFY SNACK BRANDS, INC.

Securities and Exchange Commission

July 16, 2015

“Underwriters”), the Company currently anticipates a price range of $[****]1 to $[****]2 per share (the “Preliminary IPO Price Range”), taking into account the forward stock split discussed above. The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s roadshow.

For purposes of this letter, we have presented all share amounts assuming the forward stock split described above, and all per share values were calculated by dividing the equity value of Topco for each valuation by the 75,000,000 shares that will be outstanding following the Topco Liquidation. This letter provides a discussion of the Company’s approach to equity award pricing and fair value determinations with respect to the equity award grants made by Topco’s board of directors, from December 4, 2014 through the date of this letter.

Equity Award Issuances by the Company since December 4, 2014

To facilitate the Staff’s review, the following table sets forth the aggregate number of Class C-1 units and Class C-2 units that were granted as equity awards from December 4, 2014 through the date of this letter. There were no equity awards granted prior to December 4, 2014.

	Number of units granted	Weighted-average grant date fair value per unit on the date of grant	Weighted-average grant date fair value per unit for financial reporting purposes
Grant date – December 4, 2014
Class C-1 Units	6,955,194	$0.95	$0.95
Class C-2 Units	5,571,410	$0.18	$0.18
Grant date – February 24, 2015
Class C-1 Units	276,383	$0.25	$0.25
Class C-2 Units	283,439	$0.25	$0.25
Grant date – June 10, 2015
Class C-1 Units	875,037	$0.11	$2.03
Class C-2 Units	194,356	$0.11	$2.03

1 [****] – Confidential Treatment Requested by Amplify Snack Brands, Inc.

2 [****] – Confidential Treatment Requested by Amplify Snack Brands, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY AMPLIFY SNACK BRANDS, INC.

Securities and Exchange Commission

July 16, 2015

The following table sets forth the estimated equity value of Topco underlying the fair value for financial statement purposes of the equity awards granted from December 4, 2014 through the date of this letter, as well as the Preliminary IPO Price Range. Also included for comparison purposes is the implied price per share of common stock of the Company for each valuation, which was calculated by dividing the estimated equity value by the 75,000,000 shares of common stock that will be outstanding following the Topco Liquidation.

	Estimated equity value of Topco			Implied price per share of common stock
Grant date – December 4, 2014		$343,100,000			$4.57
Grant date – February 24, 2015		$509,187,800			$6.79
Grant date – June 10, 2015		$824,874,400			$11.00
Preliminary Price Range	$	[****]	[3]	$	[****]	[4]

At this time, based on the Company’s belief about timing of the offering, the Company does not intend to make any further equity awards until following the completion of this offering.

Previously Provided Information

As previously disclosed in the Registration Statement on page 105, Topco has historically determined the fair value of its equity awards using the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, Topco’s board of directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of Topco’s equity awards as disclosed in the Registration Statement. The section captioned “Valuation of our Equity Awards” at pages 105 through 108 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes an explanation of Topco’s approach to accounting for equity-based compensation, the methodology used by Topco to determine the fair value of its equity awards and factors and approaches considered by Topco in determining fair value.

3 [****] – Confidential Treatment Requested by Amplify Snack Brands, Inc.

4 [****] – Confidential Treatment Requested by Amplify Snack Brands, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY AMPLIFY SNACK BRANDS, INC.

Securities and Exchange Commission

July 16, 2015

Valuation Effective December 4, 2014

Topco’s board of directors determined that as of December 4, 2014, Topco’s estimated equity value was $343,100,000 and the fair value for financial statement purposes of the Class C-1 Units and Class C-2 Units was $0.95 per unit and $0.18 per unit, respectively. Dividing this estimated equity value by the 75,000,000 shares of common stock that will be outstanding following the Topco Liquidation implies a per share common stock equity value of $4.57 as of December 4, 2014.

The fair value of the awards granted on December 4, 2014 was estimated on the date of grant using a two-step valuation process. First, Topco determined its business equity value using an enterprise value based on the income approach, specifically a discounted cash flow analysis. Second, the business equity value was allocated among the securities that comprise the capital structure of Topco using the Option Pricing Method (“OPM”), as described in the AICPA Practice Guide. The OPM was selected at the grant date due to the uncertainty surrounding the Company’s business, an initial holding period expectation by the Sponsor (as defined in the Registration Statement) in excess of two years and further uncertainty about the form of potential exit events as of the grant date. This uncertainty was especially acute given that the Sponsor Acquisition (as defined in the Registration Statement), and the hiring of a completely new senior executive team, took place only five months prior to this grant. As is typically appropriate in any valuation process, the board of directors also considered on December 4, 2014 the possibility of a strategic sale of Topco, additional potential debt and equity financing alternatives to support future growth or strategic acquisitions, and other potential financing and/or liquidity opportunities, such as an initial public offering. Notwithstanding that all of the foregoing factors were considered by the board of directors on December 4, 2014, the board considered the likelihood of an initial public offering occurring five months after the Sponsor Acquisition to be remote, and that therefore the OPM was appropriate at that time.

The OPM valuation used (i) an expected term of 2 years, which represented management’s expected time to a liquidity event as of the valuation date, (ii) a volatility assumption of 30%, based on the estimated stock price volatility of a peer group of comparable public companies over a similar term, (iii) a risk-free rate of 0.55%, based on the yields of U.S. Treasury securities with maturities similar to the expected term and (iv) a dividend yield of zero, as Topco had never declared or paid any cash dividends and at that time did not plan to pay cash dividends in the foreseeable future. Additionally, a 16% discount for lack of marketability was applied to reflect the increased risk arising from the inability to readily sell the equity awards.

CONFIDENTIAL TREATMENT REQUESTED

BY AMPLIFY SNACK BRANDS, INC.

Securities and Exchange Commission

July 16, 2015

The Company believes that the preceding estimates are a reasonable description of the value market participants would place on the equity awards as of December 4, 2014.

Valuation Effective February 24, 2015

Topco’s board of directors determined that as of February 24, 2015, Topco’s estimated equity value was $509,187,800 and the fair value for financial statement purposes of the Class C-1 Units and Class C-2 Units was $0.25 per unit and $0.25 per unit, respectively. Dividing this estimated equity value by the 75,000,000 shares of common stock that will be outstanding following the Topco Liquidation implies a per share common stock equity value of $6.79 as of February 24, 2014.

In assessing the fair value of the awards granted as of February 24, 2015, a two-step valuation process was used. First, Topco determined its business equity value using an enterprise value based on the market approach. The market approach estimates the fair value of the Company by applying market multiples of publicly traded companies in the same or similar lines of business to the results and projected results of the company being valued. Future enterprise values of Topco were estimated using a range of Enterprise-to-EBITDA multiples. The valuation multiple range was established by consideration of valuation multiples indicated by the comparable public company and comparable transaction methods. Second, Topco’s implied equity value was allocated among the various classes of securities using the Probability-Weighted Expected Return Method (“PWERM”). To apply the PWERM, the Company first estimated future enterprise values under various exit scenarios, and adjusted projected values of cash and debt for each scenario to determine the total expected equity value of Topco at the exit date.

A number of significant developments occurred after the December 4, 2014 valuation, which not only impacted the February 24, 2015 valuation analysis due to Topco adjusting its projections upward, but led Topco’s board of directors to begin to seriously consider and discuss a potential initial public offering process. These developments included: (i) the Company was awarded national distribution into a major mass retailer after the December 2014 valuation, and, prior to this distribution award, it was unclear if this distribution would be achievable in the foreseeable future (or at all), (ii) the Company experienced significant club channel outperformance during the first quarter and in January 2015 the Company’s two largest customers both approved major SKU expansions, (iii) the Company added new unbudgeted national accounts and added unbudgeted additional SKUs, (iv) the Company identified unbudgeted cost savings opportunities through new senior supply chain personnel hired late in 2014 and (v) the Company experienced an increase in enterprise value to EBITDA multiple greater than 1x during the intervening period

CONFIDENTIAL TREATMENT REQUESTED

BY AMPLIFY SNACK BRANDS, INC.

Securities and Exchange Commission

July 16, 2015

between December 4, 2014 to February 24, 2015. These developments led to a substantial change in outlook that included for the first time the meaningful possibility of an initial public offering.

As of February 24, 2015, Topco’s business equity value was estimated using the market approach, which considered valuation multiples indicated by the comparable public company and comparable transaction methods. This business equity value was corroborated by using a discounted cash flow analysis. The valuation used a risk-adjusted discount of 14% and an estimated time to a liquidity event of 6 months. The February 24, 2015 PWERM analysis reflected Topco’s belief that there was a 60% probability that Topco would complete an initial public offering and a 40% probability of a sale of Topco. A lack of marketability discount was applied to reflect the increased risk arising from the inability to readily sell the LLC units. This discount was 12% under an assumed initial public offering scenario and 8% under an assumed sale scenario. The higher discount under the initial public offering scenario reflects a potential delay in liquidity, relative to a sale scenario, due to typical initial public offering lock-up provisions.

The Company believes that the preceding estimates are a reasonable description of the value market participants would place on the equity awards as of February 24, 2015.

Valuation Effective June 10, 2015

On June 10, 2015, Topco’s board of directors determined that Topco’s estimated equity value was $579,655,700 and the grant date fair value of the Class C-1 Units and Class C-2 Units granted on June 10, 2015 was $0.11 per unit and $0.11 per unit, respectively. Dividing this estimated equity value by the 75,000,000 shares of common stock that will be outstanding following the Topco Liquidation implies a per share common stock equity value of $7.73 as of June 10, 2015.

In July 2015, during the Company’s closing of its books for the three months ended June 30, 2015 (a process that is still ongoing), the business valuation assumptions used on June 10, 2015 were re-assessed and adjusted based on the additional information received as part of the Company’s initial public offering process. Because the closing process is still not complete, the valuations and assumptions will be adjusted and used when the financial information for the three months ended June 30, 2015 is reported. As a result of this reassessment, Topco’s estimated equity value was increased to $824,874,400 and the fair value for financial statement purposes of the Class C-1 Units and Class C-2 Units was increased to $2.03 per unit and $2.03

CONFIDENTIAL TREATMENT REQUESTED

BY AMPLIFY SNACK BRANDS, INC.

Securities and Exchange Commission

July 16, 2015

per unit, respectively. Dividing this estimated equity value by the 75,000,000 shares of common stock that will be outstanding following the Topco Liquidation implies a per share common stock equity value of $11.00 as of June 10, 2015.

In connection with the June 10, 2015 valuation, Topco’s business equity value was estimated using the market approach, which considered valuation multiples indicated by the comparable public company and comparable transaction methods. This business equity value was corroborated by using a discounted cash flow analysis. The valuation used a risk-adjusted discount of 12% and an estimated time to a liquidity event of 2 months. The PWERM analysis reflected the Company’s belief that there was a 90% probability that the Company would complete an initial public offering and a 10% probability of a sale of the Company. A lack of marketability discount was applied to reflect the increased risk arising from the inability to readily sell the LLC units. This discount was 10% under an assumed initial public offering scenario and 5% under an assumed sale scenario. The higher discount under the initial public offering scenario reflects a potential delay in liquidity, relative to a sale scenario, due to typical initial public offering lock-up provisions.

There were a number of business developments that occurred following the February 24, 2015 valuation that caused the estimated equity value of Topco to be lower than that of the estimated equity valuations made in connection with the June 10, 2015 equity award grants and the Preliminary IPO Price Range: (i) the completion of our first acquisition, Paqui (which allowed the Company to enter the nearly $5 billion domestic tortilla chip category) and management’s belief in the opportunity to significantly expand the brand in coming years, (ii) the doubling of the Company’s stock-keeping-units in our largest potential mass market accounts, (iii) a product upsize and/or meaningful regional distribution gains with the Company’s largest club accounts, including adding distribution in two sizeable regions at Costco, (iv) customer and distribution wins in excess of 1,000 doors of distribution in the Company’s conventional grocery, convenience store and alternative channels, and (iv) better clarity surrounding the Company’s business plan and strategy, particularly the concept for building a Better-for-You snacking platform. Additionally, the Company experienced reduced pricing from suppliers and negotiated a new contract with its co-manufacturer, both of which improved the Company’s outlook for its business. These developments caused the Company to increase its net revenue and EBITDA forecasts used for the market approach and discount cash flow analysis. The valuation also reflected the Company’s continued progress towards its initial public offering in the second quarter of 2015, including the confidential submission of the Registration Statement to the Commission in April 2015, leading to a decrease in the lack of marketability discount.

CONFIDENTIAL TREATMENT REQUESTED

BY AMPLIFY SNACK BRANDS, INC.

Securities and Exchange Commission

July 16, 2015

Preliminary IPO Price Range

As noted above, the Preliminary IPO Price Range is $[****]5 to $[****]6 per share. The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of comparable company valuations at the time of their initial public offering; (c) a comparison of the valuation increases for comparable companies at the time; and (d) current analysis of the equity market by the underwriters for the IPO.

The Company believes the implied per share equity value of its common stock for the February 24, 2015 and June 10, 2015 grant dates, as determined by the board of directors, and the current Preliminary IPO Price Range are the result of the following factors:

•	Along with the factors that drove the increase in Topco’s estimated equity valuation from February 24, 2015 to June 10, 2015 that are described above, the increase in Topco’s estimated equity valuation from June 10, 2015 was driven by continued company outperformance and improvement in the Company’s overall business outlook including: (i) SkinnyPop distribution wins such as adding a second SKU in a sizeable Costco region as well as gains in WINCO, Loblaw’s, Albertsons, Shaw’s, Rally, The Paradies Shops and ACE Hardware, (ii) Kroger committing to a significant expansion of the Pacqui brand, and (iii) the identification and testing of a secondary SkinnyPop manufacturer, which would materially reduce supply chain risk on a go forward basis;

•	The Preliminary IPO Price Range necessarily assumes that the offering has occurred and a public market for the Company’s common stock has been created, and therefore excludes any lack of marketability discount for the Company’s common stock, which was appropriately taken into account in Topco’s board of directors’ historical fair value determinations;

•	Particularly strong demand from public equity investors exists for companies across industries that are delivering growth – and, in the Company’s specific case, its substantial growth in net revenue and Adjusted EBITDA, including net revenue for the three months ended March 31, 2015 of $44.3 million, which represented an increase of 72% over the

5 [****] – Confidential Treatment Requested by Amplify Snack Brands, Inc.

6 [****] – Confidential Treatment Requested by Amplify Snack Brands, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY AMPLIFY SNACK BRANDS, INC.

Securities and Exchange Commission

July 16, 2015

corresponding period in the prior fiscal year, and Adjusted EBITDA for the three months ended March 31, 2015 of $19.2 million, which represented an increase of 63.7% over the corresponding period in the prior fiscal year;

•	A receptive equity market exists for new issues generally, driven in part by a decrease in the supply of new issues relative to the number of new issues in 2013 and 2014 [****][7];

•	Particularly strong demand exists among public equity investors for new issues in the consumer and retail category [****][8]; and;

•	Publicly-traded snacking companies in general are trading at high EBITDA multiples [****][9].

Conclusion

The Company believes that the fair values determined by Topco’s board of directors underlying each equity award are appropriate and demonstrate the diligent efforts of Topco’s board of directors to consider all relevant factors in determining fair value. The Company believes it and Topco have fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Guide.

* * * * *

7 [****] – Confidential Treatment Requested by Amplify Snack Brands, Inc.

8 [****] – Confidential Treatment Requested by Amplify Snack Brands, Inc.

9 [****] – Confidential Treatment Requested by Amplify Snack Brands, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY AMPLIFY SNACK BRANDS, INC.

Securities and Exchange Commission

July 16, 2015

Based on the foregoing, the Company respectfully seeks confirmation that the Staff does not have any comments with respect to the matters discussed in this letter. If that is not the case, please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3226.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Bradley C. Weber
Bradley C. Weber

cc:	Thomas C. Ennis, Amplify Snack Brands, Inc.
Brian Goldberg, Amplify Snack Brands, Inc.
Jon M. Herzog, Goodwin Procter LLP
LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP